Mail Room 4561

August 23, 2005

Darl C. McBride
President and Chief Executive Officer
The SCO Group, Inc.
355 South 520 West, Suite 100
Lindon, Utah 84042

> Re: **The SCO Group, Inc.**
> **Registration Statement on the Form S-1**
> **Filed July 28, 2005**
> **File No. 333-127000**
>
> **Form 10-K for the Fiscal Year Ended October 31, 2004**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2005**
> **File No. 00-299111**

Dear Mr. McBride:

We have reviewed your filings and have the following comments on your periodic reports. Please respond to these comments within 10 business days from receipt of this letter. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2004

Item 9A. Controls and Procedures

1. Disclose in greater detail the nature of the material weakness identified in your disclosure. Disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began. Also, revise to provide

more detailed disclosure of the specific steps you have taken, if any, to remediate the material weakness and disclose whether you believe the material weakness still exists as of the end of the period covered by this report. You should clearly describe which remedial measures, if any, were undertaken during the period covered by this report and which measures were undertaken subsequent to October 31, 2004. This comment also applies to your Form 10-Q for the quarter ended January 31, 2005.

2.   We note from the third paragraph of your disclosure that you also had several accounting errors that affected previous periods, specifically the quarters ended January 31 and April 30, 2004. Revise to disclose when these errors were identified and the period in which remedial measures were taken to correct these errors. In this regard, we note that you restated your financial statements for the first three quarters of 2004. Were these errors part of the reason for those restatements? In the fourth paragraph, you disclose that your internal controls over financial reporting "did not identify the preceding error prior to the completion of the financial statements." Revise to clarify to which error (i.e., the material weakness or the accounting errors) and to which financial statements (i.e., those contained in your Form 10-K or those contained in the previous Forms 10-Q) you are referring.

Form 10-QSB for the Quarter Ended January 31, 2005

Item 4. Controls and Procedures

3.   We note your disclosure that a material weakness identified in conjunction with the preparation of your Form 10-K for the fiscal year ended October 31, 2004, still existed as of the end of the period covered by this report. We also note your disclosure that your internal controls over financial reporting identified the referenced errors prior to the completion of the financial statements as of and for the three months ended January 31, 2005. Your disclosure in your 10-K states that your internal controls over financial reporting did not identify similar errors prior to the completion of the financial statements for that period. However, your current disclosure states that there were no changes to your internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting during the quarter ended January 31, 2005. Tell us how your internal controls over financial reporting were able to identify the weakness in this period if there were no changes to internal controls over financial reporting.

Form 10-QSB for the Quarter Ended April 30, 2005

Item 4. Controls and Procedures

Changes in internal control over financial reporting

4.   Please revise this section to avoid generic descriptions of the changes to your internal controls over financial reporting and to help readers of this disclosure understand why such improvements matter. For example, how did implementing an equity compliance checklist improve your internal controls over financial reporting? What "additional review and approval procedures" are you referring to? Explain what "additional detail transactional controls" were implemented and how this assists in improving internal controls over financial reporting.

5.   Finally, we note that all the changes referenced here were also disclosed in the Item 9A disclosure in your Form 10-K for the year ended October 31, 2004, and in the Item 4 disclosure in your Form 10-Q for the quarter ended January 31, 2005, as having been implemented in response to the identified material weakness. If any of these changes were implemented prior to February 1, 2005, then your Item 308(c) disclosure for the report covering such quarter should also be amended to disclose any change to internal control over financial reporting that occurred in those periods.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       You may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462 if you have any questions regarding these comments.

                       Sincerely,

                       Mark P. Shuman
                       Branch Chief – Legal

cc: <u>Via Facsimile (801) 933-7373</u>
        Nolan S. Taylor, Esq.
        Stan Gardner, Esq.
        Dorsey & Whitney LLP
        Telephone: (801) 933-7360